Mail Stop 3561

September 27, 2007

Via US Mail and Facsimile

Mr. Emilio Foa
Chief Financial Officer
Benetton Group S.p.A.
Via Villa Minelli 1
31050 Ponzano Veneto (TV)
TV, Italy

> **Re: Benetton Group S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-10230**

Dear Mr. Foa:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief